Exhibit 99.1

NEWS RELEASE

MINEFINDERS ANNOUNCES SECOND QUARTER 2011 FINANCIAL AND OPERATING RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – August 3, 2011 – Minefinders Corporation Ltd. today reported its financial and operating results for the quarter ended June 30, 2011 and reiterated its production guidance for 2011.

Second quarter 2011 highlights

•	Gold production of 19,571 ounces
•	Silver production of 1,004,739 ounces
•	Revenue of $73.1 million
•	Sale of 48,578 gold equivalent ounces
•	Operating cash cost of $460 per gold equivalent ounce sold
•	Adjusted net income of $26.6 million or $0.33 per share
•	Net income of $30.5 million or $0.38 per share
•	Positive cash flow from operations before changes in non-cash working capital of $46.0 million or $0.57 per share
•	Reported updated gold and silver mineral reserves and resources for the Dolores Mine
•	Reported high-grade gold and silver intercepts at the La Virginia Project

Mark Bailey, President and Chief Executive Officer commented, “We are pleased with our results for the second quarter and the year to date. Our initiatives to improve operations at Dolores are paying off and we are also benefiting from higher metal prices. We are currently on track to achieve our guidance for 2011.”

Financial and Operating Results

Gold and silver production increased in the second quarter and six-month period of 2011 primarily due to higher average gold and silver grades stacked to the leach pad in previous quarters. Gold and silver grades of ore stacked to the leach pad averaged 0.49 grams per tonne and 40.85 grams per tonne, respectively. This represents an increase over the prior year mainly due to sequencing in the open pit and mining practice improvements which have decreased dilution.

At June 30, 2011 the Company had $221.2 million in cash, cash equivalents and short term investments, an increase from $166.9 million at December 31, 2010. Net working capital at June 30, 2011 was $214.9 million, an increase from $167.4 million at December 31, 2010.  In addition, the Company has an undrawn $50 million revolving credit facility.

A comparison of the second quarter and six-month period of 2011 compared to 2010 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Ore crushed and stacked (tonnes)	1,513,498	1,567,534	3,075,643	3,005,655
Strip Ratio	2.26	1.84	1.88	2.40
Gold production (oz)	19,571	13,783	37,383	32,561
Silver production (oz)	1,004,739	277,147	1,961,499	522,233
Sales proceeds (millions)	$73.1	$21.6	$125.4	$48.0
Gold equivalent volume sold (oz) (1)	48,578	18,256	86,276	41,907
Cash operating cost per gold equivalent ounce sold (1)	$460	$597	$466	$604
Total cash cost per gold equivalent ounce sold (1)	$497	$630	$503	$637
Gold volume sold (oz)	20,772	14,073	37,763	33,757
Average realized gold price (per oz)	$1,507	$1,180	$1,454	$1,143
Silver volume sold (oz)	1,087,732	266,129	1,971,492	526,797
Average realized silver price (per oz)	$38.43	$18.79	$35.76	$17.84

(1) Gold-equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold-equivalent based on the ratio of actual realized gold price to actual realized silver price.  Gold-equivalent ounces sold in the second quarter and six-month period of 2011 were estimated using a 39 to one silver to gold ratio and a 41 to one silver to gold ratio, respectively (2010 – 64 to one ratio and 65 to one ratio, respectively).

As of January 1, 2011, the Company’s financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this news release, the second quarter financial statements and Management’s Discussion and Analysis differ from that used in financial reporting in previous years. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 19 of Management’s Discussion and Analysis and in note 15 of the second quarter financial statements.

The complete unaudited condensed consolidated interim financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

2011 Outlook

The Company maintains its production guidance for 2011 of 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver at a cash operating cost between $450 and $500 per gold equivalent ounce sold assuming a 48 to one silver to gold ratio.

The Company initially budgeted to incur capital expenditures of $39.5 million in 2011. This estimate has been revised to $45.4 million to account for the purchase of three 100 tonne haul trucks and an associated mining excavator.

The Company is continuing to assess the addition of a milling operation at Dolores and the development of an underground resource at Dolores. At La Bolsa, permitting is underway and an engineering firm has been contracted to provide detailed engineering to advance the project towards a construction decision. Exploration drilling at La Virginia continues.

Investor Conference Call

An investor conference call will be held on Thursday, August 4, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-9432 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until August 11, 2011 by calling 1-800-408-3053 toll-free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 7573714.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Supplementary Financial Measures

The Company uses both IFRS and certain non-IFRS measures to assess performance. This news release includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section in the first quarter Management’s Discussion and Analysis beginning on page 23.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.